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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               JagNotes.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   47008C106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas J. Mazzarisi, Esq.
                  Executive Vice President and General Counsel
                                JagNotes.com Inc.
                       1200 N. Federal Highway, Suite 200
                            Boca Raton, Florida 33432
                               Tel: (561) 447-8248
                               Fax: (561) 447-8247
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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_______________________________________________________________________________

CUSIP No.  47008C106                SCHEDULE 13D
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Gary Valinoti
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,275,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       444,500
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,275,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       444,500
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,719,500
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                20.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
             UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock ("Common Stock"), $0.00001 par value per share, of JagNotes.com Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 226 West 26th Street, Studio D, New York, New York 10001.

Item 2.  Identity and Background.

         This Schedule 13D is being filed on behalf of Gary Valinoti, Chief Executive Officer, President and a director of the Company. The business address of Mr. Valinoti is c/o JagNotes.com Inc., 226 West 26th Street, Studio D, New York, New York 10001. Mr. Valinoti is a United States citizen.

         During the past five (5) years, Mr. Valinoti has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         In March 1999, New Jag, Inc., a New Jersey corporation ("New Jag"), was acquired by Professional Perceptions, Inc., the Company's predecessor ("PPC"). Pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of March 16, 1999, by and among PPC, New Jag, Mr. Kaufman (the principal stockholder of PPC) and the stockholders of New Jag (including Mr. Valinoti), each share of common stock of New Jag was exchanged for shares of Common Stock. In connection with this transaction, Mr. Valinoti was issued 1,175,275 shares of Common Stock. The issuance of the Common Stock to Mr. Valinoti was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

         Also in March 1999, Mr. Valinoti used personal funds to purchase the additional shares of Common Stock that he owns in private transactions at prices ranging from $0.08 to $0.13 per share for total cash consideration of approximately $179,000.

Item 4.  Purpose of Transaction.

         Because Mr. Valinoti acquired his shares of Common Stock in acquisitions prior to the Company registering its Common Stock under the Securities Exchange Act of 1934, as amended, Mr. Valinoti has not previously been required to file a Statement on Schedule 13D with the Securities and Exchange Commission (the "SEC").

         On December 14, 2000, Mr. Valinoti entered into a three-year employment agreement with the Company, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the "Employment Agreement"). Pursuant to the

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terms and conditions of the Employment Agreement, the Company granted to Mr.
Valinoti options to purchase an aggregate of 900,000 shares of Common Stock, exercisable at a price of $0.25 per share ("Valinoti Options"). Of the Valinoti options, 400,000 options vested on December 14, 2000 upon the execution of the Employment Agreement, 250,000 options will become exercisable on January 1, 2001 and an additional 250,000 options will become exercisable on June 1, 2001. The Valinoti Options are subject to the terms and conditions of the Company's 1999 Long-Term Incentive Plan, as amended, and may be exercised, in whole or in part, on a cashless basis by Mr. Valinoti.

Item 5.  Interest in Securities of the Issuer.

         The information set forth in Items 7-13 of the cover sheet filed herewith is incorporated by reference in response to this Item.

         (a) Based on the Quarterly Report on Form 10-QSB of the Company for the period ended October 31, 2000, as of December 17, 2000, there were 17,223,425 shares of Common Stock outstanding. Mr. Valinoti may be deemed to beneficially own 3,719,500 shares of Common Stock (including 444,500 shares of Common Stock owned by Mr. Valinoti's wife, Cathleen Valinoti, and 650,000 shares of Common Stock issuable upon the exercise of stock options), representing approximately 20.8% of the Common Stock outstanding as of December 17, 2000.

         (b)      Number of shares as to which person filing statement has:

                  (i) Sole power to vote or to direct the vote: 3,275,500 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote: 444,500 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of: 3,275,500 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of: 444,500 shares of Common Stock.

         (c) On December 14, 2000, the Company granted Mr. Valinoti options to acquire up to 900,000 shares of Common Stock at a price of $0.25 per share, pursuant to the terms and conditions of the Employment Agreement. As of the date hereof, Mr. Valinoti may be deemed to beneficially own 650,000 shares of Common Stock issuable upon exercise of the Valinoti Options.

         (d)      None.

         (e)      Not applicable.



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Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer.

         With the exception of the Employment Agreement and a Lock-Up Agreement, dated as of June 14, 2000, by and between Mr. Valinoti and CALP II Limited Partnership, a copy of which is filed herewith as Exhibit 2 and incorporated herein by reference, Mr. Valinoti is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Employment Agreement, dated as of December 14, 2000, by and between the Company and Gary Valinoti.*

         Exhibit 2 - Lock-Up Agreement, dated as of June 14, 2000, by and between Gary Valinoti and CALP II Limited Partnership.

-------------------
* Filed with the SEC as an exhibit to the Company's Quarterly Report on Form 10-QSB on December 20, 2000.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date: December 20, 2000                      /s/ Gary Valinoti
                                             -------------------------
                                                 Gary Valinoti